UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Appeal Filed against the Grant of Building Permit for Pond no. 4 in Rotem’s Plant in Israel

Item 1

Appeal Filed against the Grant of Building Permit for Pond no. 4 in Rotem’s Plant in Israel

Further to Note 6.1 of the Company’s financial report for Q3 2017, the Company hereby gives notice that Adam Teva V’Din - Israeli Association for Environmental Protection (“ATD”) filed an appeal with the District Planning and Building Appeals Committee - Southern District (the “Appeals Committee”) against the Tamar Local Planning and Building Committee (the “Local Committee”) and subsidiary Rotem Amfert Negev Ltd. (“Rotem”), in connection with the decision of the Local Committee, published on 7 December 2017, to deny ATD’s objection, to approve a relief and to grant Rotem a building permit. The said permit pertains to the construction and operation of pond no. 4, to which phosphogypsum water, produced in the production processes at Rotem’s plant in the Negev in southern Israel, is discharged.

In its appeal, ATD argued that flaws occurred in the procedures for granting the permit or in discretion of the Local Committee that approved the relief and granted the permit as aforesaid.

The Company is reviewing the appeal and will deliver its response to the Appeals Committee. In the Company’s estimation, the chances that the claims made in the appeal are sustained, in whole or in part, are low; however, to the extent they are sustained in a manner that would cause expiry of the building permit, Rotem may have to halt the operation of part or all of the production facilities at its plant in the Negev, pending receipt of a new building permit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: January 16, 2018